Exhibit (a)(1)(b)

iBasis, Inc.

Memorandum

To:	Employees Eligible to Participate in Tender Offer
From:	Ofer Gneezy
Date:	July 13, 2007
Re:	Tender Offer for Stock Options Affected by Section 409A of the Internal Revenue Code

iBasis, Inc. (referred to as the Company) has determined that certain options granted by the Company are subject to adverse tax consequences under recently enacted Section 409A of the Internal Revenue Code (Section 409A). You are receiving this memo because we have determined that, unless corrective action is taken, certain of your stock options will be affected by Section 409A.

Section 409A imposes adverse tax consequences on stock options that were granted with exercise prices at a discount from fair market value and which vest after December 31, 2004 or that were granted after December 31, 2004 (Affected Options). These tax consequences include income tax commencing in the year of vesting (as opposed to upon exercise), an additional 20% tax on the gain and interest charges. We do not intend for you to bear the burden of these adverse tax consequences. Accordingly, we are offering you the opportunity to participate in a tender offer for your Affected Options. If you participate in the tender offer, your Affected Options will be amended so that they no longer will be subject to the adverse tax consequences under Section 409A.

The Tender Offer

The tender offer is commencing today. It is intended to eliminate the impact of Section 409A on your Affected Options. A personalized schedule listing your Affected Options eligible for the tender offer is attached to this letter as an Addendum. If you choose to participate in the tender offer:

•                  Each of your Affected Options will be amended to increase the exercise price to the fair market value of the underlying stock on the revised grant date (as set forth on your Addendum). Your amended option will retain the same vesting as your original option.

•                  In addition to an amended option, you will receive a cash payment equal to the difference between the original exercise price of your Affected Option and the new exercise price of your amended option, multiplied by the number of unexercised shares that remain subject to such Affected Option (less applicable tax withholding). This cash payment (as set forth on your Addendum) will be paid to you in early January 2008.

•                  If you elect to participate in the tender offer, you must accept the offer with respect to all of your Affected Options.

•                  If you decide to participate in the tender offer, you must properly deliver a completed election form prior to 5:00 p.m., Eastern time, on August 10, 2007.

If you choose not to participate in the tender offer and amend your Affected Options, you will be subject to the adverse tax consequences under Section 409A described above, but you will not be eligible for reimbursement for any of these taxes or associated penalties.

Informational Meetings

To help (i) explain the potential adverse tax impact of Section 409A, (ii) explain how the Company has addressed the situation and the choices you have, and (iii) answer any other questions you may have, informational meetings will be held as follows:

Wednesday, July 18, 2007 - 2:00 pm Eastern time in the iLounge

Tuesday, July 24, 2007 - 10:00 am Eastern time in the iLounge

Key Documents and Materials

A complete discussion of the tender offer is contained in the tender offer documents that we have filed with the Securities and Exchange Commission (SEC). These include the following materials which are attached to this email:

•                              Your Addendum;

•                              A summary of material terms and questions and answers regarding the tender offer;

•                              The tender offer document (the Offer to Amend Certain Options);

•                              Related filings with the SEC regarding the tender offer; and

•                              The election form and withdrawal form with respect to participation in the tender offer.

You should review these materials carefully, including the Offer to Amend Certain Options and the risks described therein when deciding whether to participate in the tender offer. The e-mail will allow you to click on links to view the tender offer documents set forth above, as well as to complete a personalized election form to participate in the tender offer.

Action Items

After reviewing the tender offer documents, if you wish to participate in the tender offer, you will need to properly deliver the completed election form prior to 5:00 p.m., Eastern time, on August 10, 2007. You may send your completed election form (i) by fax to Jennifer Garcia at (781) 505-7330; (ii) by hand delivery to Jennifer Garcia (in Burlington at 20 Second Avenue); or (iii) by scanning and e-mailing a .pdf file to amendprogram@ibasis.net.

Questions

If you have any questions about your participation in the tender offer, the information contained in this memo or would like additional copies of the materials attached to this email, please feel free to contact Jennifer Garcia, Director of Human Resources by email at amendprogram@ibasis.net or by telephone at (781) 505-7860.